51-102F3
MATERIAL CHANGE REPORT

Item 1   Name and Address of Company

RepliCel Life Sciences Inc. (“RepliCel” or the “Company”)
900 – 570 Granville Street
Vancouver, BC  V6C 3P1

Item 2   Date of Material Change

January 15, 2019

Item 3   News Release

The news release dated January 16, 2019 was disseminated through Stockwatch and Market News.

Item 4   Summary of Material Change

The Company announced that various creditors agreed to settle debt (the “Debt Settlement”) in the aggregate amount of $366,024.14 in consideration for the issuance of 770,577 common shares (each, a “Share”) of the Company at a price of $0.475 per Share.

The Company received the approval of the Debt Settlement from the TSX Venture Exchange and issued the Shares on January 15, 2019.  The securities are subject to a statutory hold period of four months and one day.

Each of David Hall, Peter Lowry, Geoff MacKay, Peter Lewis and Kevin McElwee participated in the Debt Settlement and each are considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and each issuance is considered to be a “related party transaction” within the meaning of MI 61-101 but each issuance is exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the shares issued to each related party does not exceed 25% of the Company’s market capitalization.

Item 5   Full Description of Material Change

5.1         Full Description of Material Change

A full description of the material change is described in Item 4 above and in the attached News Release which was filed on SEDAR.

Disclosure Required by MI 61-101

Pursuant to MI  61-101, the Debt Settlement constituted a “related party transaction”, in part, as certain directors and officers of the Company participated in the Debt Settlement.

The following supplementary information is provided in accordance with Section 5.2 of MI 61‐101.

(a)	a description of the transaction and its material terms:
See Item 4 above for a description of the Debt Settlement.

(b)	the purpose and business reasons for the transaction:
The purpose of the Debt Settlement is to reduce the Company’s liabilities while preserving its cash.

(c)	the anticipated effect of the transaction on the issuer’s business and affairs:
The Company does not anticipate any material effect on the Company’s business and affairs.

(d)	a description of:
(i)	the interest in the transaction of every interested party and of the related parties and associated entities of the interested parties:
David Hall, the Chairman and a director of the Company, was issued 77,398 Shares in settlement of $36,764.24 worth of debt.

Peter Lowry, a director of the Company, was issued 357,895 Shares in settlement of $53,550.00 worth of debt.

Geoff MacKay, a director of the Company, was issued 58,325 Shares in settlement of $27,704.51 worth of debt.

McElwee Consulting Ltd., a company wholly owned by Kevin McElwee, the Chief Scientific Officer of the Company, was issued 55,263 Shares in settlement of $26,250.00 worth of debt.

(ii)
the anticipated effect of the transaction on the percentage of securities of the issuer, or of an affiliated entity of the issuer, beneficially owned or controlled by each person or company referred to in subparagraph (i) for which there would be a material change in that percentage:

The following table sets out the effect of the Debt Settlement on the percentage of securities of the Company beneficially owned or controlled by each of Messrs. Hall, Lowry, MacKay, Lewis and McElwee:

Name and Position	Dollar Amount of Debt Settlement	Number of Shares to be Issued	No. of Securities Held prior to Closing of the Debt Settlement	Percentage of Issued and Outstanding Securities prior to Closing of the Debt Settlement	No. of Securities Held After Closing of the Debt Settlement	Percentage of Issued and Outstanding Securities After Closing of the Debt Settlement
David Hall Chairman and Director	$36,764.24	77,398 Shares	Undiluted: 173,926 Diluted: 348,926(1)	Undiluted: 0.7%(2) Diluted: 1.3%(3)	Undiluted: 251,324 Diluted: 426,324(4)	Undiluted: 0.9%(5) Diluted: 1.5%(6)
Peter Lowry Director	$170,000	357,895 Shares	Undiluted: 265,000 Diluted: 345,000(7)	Undiluted: 0.9%(2) Diluted: 1.3%(8)	Undiluted: 622,895 Diluted: 702,895(9)	Undiluted: 2.3%(5) Diluted: 2.5%(10)
Geoff MacKay Director	$27,704.51	58,325 Shares	Undiluted: Nil Diluted: 95,000(11)	Undiluted: 0% Diluted: 0.2%(12)	Undiluted: 58,325 Diluted: 153,325(13)	Undiluted: 0.2%(5) Diluted: 0.6%(14)
Kevin McElwee Chief Scientific Officer	$26,250.00	55,263 Shares(11)	Undiluted: 424,172(15) Diluted: 574,172(16)	Undiluted: 1.6%(2) Diluted: 2.1%(17)	Undiluted: 479,435 Diluted: 629,435(18)	Undiluted: 1.7%(5) Diluted: 2.3%(19)
Peter Lewis Director	$17,000.00	35,789	Undiluted: 5,000 Diluted: 95,000(20)	Undiluted: 0.02%(2) Diluted: 0.35%(21)	Undiluted: 40,789 Diluted: 130,789(22)	Undiluted: 0.15%(5) Diluted: 0.47%(23)
(1)
Comprised of: (i) 173,926 Shares held directly by Mr. Hall, and (ii) 175,000 options held directly by Mr. Hall, each of which is exercisable into one Share, of which 75,000 are exercisable at a price of $0.60 per Share until December 7, 2021 and 100,000 are exercisable at a price of $0.43 per Share until July 30, 2023.

(2)	Based on 26,800,484 Shares outstanding prior to the completion of the Debt Settlement.
(3
Based on 26,975,484 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 26,800,484 Shares outstanding prior to the completion of the Debt Settlement and (ii) 175,000 Shares that may be issuable on exercise of options held directly by Mr. Hall.

(4)	Comprised of: (i) 251,324 Shares held directly, and (ii) all of the convertible securities of the Company set out in footnote (1) above.
(5)	Based on 27,571,061 Shares outstanding following the completion of the Debt Settlement.
(6)
Based on 27,746,061 Shares outstanding on a partially diluted-basis following the completion of the Debt Settlement, comprised of: (i) 27,571,061 Shares outstanding following the completion of the Debt Settlement, and (ii) 175,000 Shares that may be issuable on exercise of options held directly by Mr. Hall.

(7)
Comprised of: (i) 265,000 Shares held directly by Mr. Lowry, and (ii) 80,000 options held directly by Mr. Lowry, each of which is exercisable into one Share, exercisable at a price of $0.43 per Share until July 30, 2023.

(8)
Based on 26,880,484 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 26,800,484 Shares outstanding prior to the completion of the Debt Settlement and (ii) 80,000 Shares that may be issuable on exercise of options held directly by Mr. Lowry.

(9)	Comprised of: (i) 265,000 Shares held directly, and (ii) all of the convertible securities of the Company set out in footnote (7) above.
(10)
Based on 27,651,061 Shares outstanding on a partially diluted-basis following the completion of the Debt Settlement, comprised of: (i) 27,571,061 Shares outstanding following the completion of the Debt Settlement, and (ii) 80,000 Shares that may be issuable on exercise of options held directly by Mr. Lowry.

(11)
Comprised of 95,000 options held directly by Mr. MacKay, each of which is exercisable into one Share, of which 15,000 are exercisable at a price of $3.60 per Share until October 14, 2020, 30,000 are exercisable at a price $0.60 per Share until December 7, 2021 and 50,000 are exercisable at a price of $0.43 per Share until July 30, 2023.

(12)
Based on 26,895,484 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 26,800,484 Shares outstanding prior to the completion of the Debt Settlement, and (ii) 95,000 Shares that may be issuable on exercise of options held directly by Mr. MacKay.

(13)	Comprised of: (i) 58,325 Shares held directly, and (ii) all of the convertible securities of the Company set out in footnote (7) above.
(14)
Based on 27,666,061 Shares outstanding on a partially diluted-basis following the completion of the Debt Settlement, comprised of: (i) 27,571,061 Shares outstanding following the completion of the Debt Settlement, and (ii) 95,000 Shares that may be issuable on exercise of options held directly by Mr. MacKay.

(15)	These Shares are held indirectly by McElwee Consulting Ltd. (“McElwee Consulting”), a company wholly owned by Kevin McElwee.
(16)
Comprised of: (i) 424,172 Shares held indirectly by Mr. McElwee Consulting, and (ii) 150,000 options held directly by Mr. McElwee, each of which is exercisable into one Share, of which 75,000 are exercisable at a price of $0.60 per Share until December 7, 2021 and 75,000 are exercisable at a price of $0.43 per Share until July 30, 2023.

(17)
Based on 27,721,061 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 26,800,484 Shares outstanding prior to the completion of the Debt Settlement, and (ii) 150,000 Shares that may be issuable on exercise of options held directly by Mr. McElwee.

(18)	Comprised of: (i) 479,435 Shares held indirectly by McElwee Consulting, and (ii) all of the convertible securities of the Company set out in footnote (12) above.
(19)
Based on 27,721,061 Shares outstanding on a partially diluted-basis following the completion of the Debt Settlement, comprised of: (i) 27,571,061 Shares outstanding following the completion of the Debt Settlement, and (ii) 150,000 Shares that may be issuable on exercise of options held directly by Mr. McElwee.

(20)
Comprised of: (i) 5,000 Shares held directly by Mr. Lewis, and (ii) 90,000 options held directly by Mr. Lewis, each of which is exercisable into one Share, of which 10,000 are exercisable at a price of $5.50 per Share until September 5, 2020, 30,000 are exercisable at a price of $0.60 per Share until December 7, 2021 and 50,000 are exercisable at a price of $0.43 per Share until July 30, 2023.

(21)
Based on 26,890,484 Shares outstanding on a partially-diluted basis prior to the completion of the Debt Settlement, comprised of: (i) 26,800,484 Shares outstanding prior to the completion of the Debt Settlement, and (ii) 90,000 Shares that may be issuable on exercise of options held directly by Mr. Lewis.

(22)	Comprised of: (i) 40,789 Shares held directly, and (ii) all of the convertible securities of the Company set out in footnote (16) above.
(23)
Based on 27,661,061 Shares outstanding on a partially diluted-basis following the completion of the Debt Settlement, comprised of: (i) 27,571,061 Shares outstanding following the completion of the Debt Settlement, and (ii) 90,000 Shares that may be issuable on exercise of options held directly by Mr. Lewis.

(e)
unless this information will be included in another disclosure document for the transaction, a discussion of the review and approval process adopted by the board of directors and the special committee, if any, of the issuer for the transaction, including a discussion of any materially contrary view or abstention by a director and any material disagreement between the board and the special committee:

Each of Messrs. Hall, Lewis and MacKay abstained on the resolution of the board of directors approving the Debt Settlement with respect to their own Share subscriptions. Mr. Lowry was not a director as at the date of the resolution.  A special committee was not established in connection with the approval of the Debt Settlement, and no materially contrary view or abstention was expressed or made by any director.

(f)
a summary in accordance with section 6.5 of MI 61‐101, of the formal valuation, if any, obtained for the transaction, unless the formal valuation is included in its entirety in the material change report or will be included in its entirety in another disclosure document for the transaction:

Not applicable.

(g)	disclosure, in accordance with section 6.8 of MI 61‐101, of every prior valuation in respect of the issuer that related to the subject matter of or is otherwise relevant to the transaction:
(i)	that has been made in the 24 months before the date of the material change report:
Not applicable.

(ii)	the existence of which is known, after reasonable enquiry, to the issuer or to any director or officer of the issuer:
Not applicable.

(i)
the general nature and material terms of any agreement entered into by the issuer, or a related party of the issuer, with an interested party or a joint actor with an interested party, in connection with the transaction:

The Company entered into a debt settlement and subscription agreement with David Hall pursuant to which Mr. Hall acquired 77,398 Shares in settlement of $36,764.24 worth of debt.

The Company entered into a debt settlement and subscription agreement with Peter Lowry pursuant to which Mr. Lowry acquired 357,895 Shares in settlement of $170,000.00 worth of debt.

The Company entered into a debt settlement and subscription agreement with Geoff MacKay pursuant to which Mr. MacKay acquired 58,325 Shares in settlement of $27,704.51 worth of debt.

The Company entered into a debt settlement and subscription agreement with Peter Lewis pursuant to which Mr. Lewis acquired 35,789 Shares in settlement of $17,000.00 worth of debt.

The Company will entered into a debt settlement and subscription agreement with McElwee Consulting pursuant to which McElwee Consulting acquired 55,263 Shares in settlement of $26,250.00 worth of debt.

(j)
disclosure of the formal valuation and minority approval exemptions, if any, on which the issuer is relying under sections 5.5 and 5.7 of MI 61‐101 respectively, and the facts supporting reliance on the exemptions:

The Debt Settlement is exempt from the valuation and minority shareholder approval requirements of MI 61-101 by virtue of the exemptions contained in Sections 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the Shares issued to each related party did not exceed 25% of the Company’s market capitalization.

As this material change report is being filed less than 21 days before the closing of the Debt Settlement, there is a requirement under MI 61‐101 to explain why the shorter period is reasonable or necessary in the circumstances. In the view of the Company, such shorter period is reasonable and necessary in the circumstances because the Company wished to complete the Debt Settlement in a timely manner.

5.2         Disclosure for Restructuring Transactions

N/A

Item 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7   Omitted Information

None

Item 8   Executive Officer

Contact:            Lee Buckler, CEO and President
Telephone:       604.248.8693

Item 9   Date of Report

January 17, 2019

NOT FOR DISTRIBUTION TO UNITED STATES NEWS WIRE SERVICES OR FOR
DISSEMINATION IN THE UNITED STATES

RepliCel Life Sciences Announces Closing of Debt Settlement

VANCOUVER, BC – January 17, 2019 - RepliCel Life Sciences Inc. (OTCQB: REPCF) (TSXV: RP) (FRA: P6P2), (“RepliCel” or the “Company”), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce that various creditors agreed to settle debt (the “Debt Settlement”) in the aggregate amount of $366,024.14 in consideration for the issuance of 770,577 common shares (each, a “Share”) of the Company at a price of $0.475 per Share.

The Company received the approval of the Debt Settlement from the TSX Venture Exchange and issued the Shares on January 15, 2019.  The securities are subject to a statutory hold period of four months and one day.

Each of David Hall, Peter Lewis, Peter Lowry, Geoff MacKay and Kevin McElwee participated in the Debt Settlement and each are considered to be a “related party” within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and each issuance is considered to be a “related party transaction” within the meaning of MI 61-101 but each issuance will be exempt from the valuation requirement of MI 61-101 by virtue of the exemption contained in section 5.5(b) as the Company’s shares are not listed on a specified market and from the minority shareholder approval requirements of MI 61-101 by virtue of the exemption contained in section 5.7(a) of MI 61-101 in that the fair market value of the consideration of the shares to be issued to each related party does not exceed 25% of the Company’s market capitalization.

None of the securities issued in connection with the Debt Settlement will be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), and none of them may be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act. This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of the securities in any state where such offer, solicitation, or sale would be unlawful.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing cell therapies for aesthetic and orthopedic conditions affecting what the Company believes is approximately one in three people in industrialized nations, including aging/sun-damaged skin, pattern baldness, and chronic tendon degeneration. These conditions, often associated with aging, are caused by a deficit of healthy cells required for normal tissue healing and function. The Company’s product pipeline is comprised of RCT-01 for tendon repair, RCS-01 for skin rejuvenation, and RCH-01 for hair restoration. RCH-01 is currently being co-developed with, and under exclusive license by, Shiseido for certain Asian countries. RCS-01 add RCT-01 are being co-developed with, and under exclusive license by, YOFOTO (China) Health Inc. Co., for Greater China. YOFOTO also holds an exclusive license for RCI-02 for certain aesthetic applications for Greater China. All product candidates are based on RepliCel’s innovative technology, utilizing cell populations isolated from a patient's healthy hair follicles. RepliCel has also developed a proprietary injection device, RCI-02, optimized for the administration of its products and licensable for use with other dermatology applications. Please visit www.replicel.com for additional information.

For more information, please contact:

CONTACT:
Lee Buckler, CEO and President
Telephone: 604-248-8693 / info@replicel.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.